Exhibit (a)(16)

David E. Bower (SBN 119546)

MONTEVERDE & ASSOCIATES PC

600 Corporate Pointe, Suite 1170

Culver City, CA 90230

Tel: (213) 446-6652

Fax: (212) 202-7880

Counsel for Plaintiff

UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF CALIFORNIA

EDILBERTO DIAZ, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

v.

IGNYTA, INC., JONATHAN E. LIM, JAMES BRISTOL, HEINRICH DREISMANN, JAMES L. FREDDO, ALEX CASDIN and STEVEN HOERTER,

Defendants.

Civil Action No. CLASS ACTION COMPLAINT DEMAND FOR JURY TRIAL 1. VIOLATION OF 14(e) of the EXCHANGE ACT 2. VIOLATION OF §14(d)(4) OF THE EXCHANGE ACT 3. VIOLATION OF §20(a) OF THE EXCHANGE ACT

Edilberto Diaz (“Plaintiff”), by his undersigned attorneys, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.    This action is brought as a class action by Plaintiff on behalf of himself and the other public holders of the common stock of Ignyta, Inc. (“Ignyta” or the “Company”) against Ignyta and the members of the Company’s board of directors (collectively, the “Board” or “Individual Defendants,” and, together with Ignyta, the “Defendants”) for their violations of Sections 14(e), 14(d)(4), and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), 15 U.S.C. §§ 78n(e), 78n(d)(4), 78t(a), and U.S. Securities and Exchange Commission (“SEC”) Rule 14d-9, 17 C.F.R. §240.14d-9, and to enjoin the expiration of a tender offer (the “Tender Offer”) on a proposed transaction, pursuant to which Ignyta will be acquired by Roche Holdings, Inc. (“Roche”) through its wholly-owned indirect subsidiary Abingdon Acquisition Corp. (“Merger Sub”) (the “Proposed Transaction”).

2.    On January 10, 2018, in order to convince Ignyta stockholders to tender their shares, the Board authorized the filing of a materially incomplete and misleading Schedule 14D-9 Solicitation/Recommendation Statement (the “Recommendation Statement”) with the Securities and Exchange Commission (“SEC”). In particular, the Recommendation Statement contains materially incomplete and misleading information concerning: (i) Ignyta’s financial projections; (ii) the valuation analyses performed by the Company’s financial advisors, BofA Merrill Lynch (“BofA”) and J.P. Morgan Securities LLC (“J.P. Morgan”); (iii) Ignyta’s insiders’ potential conflicts of interest; and (iv) terms and details surrounding the sales process leading to the Proposed Transaction.

3.    The Tender Offer is scheduled to expire at midnight, eastern time, on February 7, 2018 (the “Expiration Date”). It is imperative that the material information that has been omitted from the Recommendation Statement is disclosed to the Company’s stockholders prior to the forthcoming Expiration Date so they can properly determine whether to tender their shares.

4.    For these reasons, and as set forth in detail herein, Plaintiff seeks to enjoin Defendants from closing the Tender Offer or taking any steps to consummate the Proposed Transaction, unless and until the material information discussed below is disclosed to Ignyta stockholders or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants’ violations of the Exchange Act.

JURISDICTION AND VENUE

5.    This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Section 14(e), 14(d)(4) and 20(a) of the Exchange Act.

6.    Personal jurisdiction exists over each Defendant either because the Defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over Defendant by this Court permissible under traditional notions of fair play and substantial justice.

7.    Venue is proper in this District under Section 27 of the Exchange Act, 15 U.S.C. § 78aa, as well as under 28 U.S.C. § 1391, because: (i) the conduct at issue took place and had an effect in this District; (ii) Ignyta maintains its primary place of business in this District; (iii) a substantial portion of the transactions and wrongs complained of herein, including Defendants’ primary participation in the wrongful acts detailed herein, occurred in this District; and (iv) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.

PARTIES

8.    Plaintiff is, and at all relevant times has been, a stockholder of Ignyta.

9.    Defendant Ignyta is a Delaware corporation with its principal executive offices located at 4545 Towne Centre Court, San Diego, California 92121. The Company is focused on developing an integrated therapeutic and companion diagnostic strategy for treating patients with cancer. Ignyta’s common stock is traded on the NASDAQ Stock Market LLC under the ticker symbol “RXDX.”

10.    Defendant Jonathan E. Lim (“Lim”) is a co-founder of Ignyta. He joined as Chairman of the Company in August 2011. Lim has been President and Chief Executive Officer since July 2012.

11.    Defendant James Bristol (“Bristol”) is, and has been since February 2014, a director of the Company.

12.    Defendant Heinrich Dreismann (“Dreismann”) is, and has been since October 2013, a director of the Company. Previously, Dreismann has held several senior positions at Roche Molecular Systems, Inc. (“Roche Molecular”), a subsidiary of Roche. At Roche Molecular, he has held positions including President and Chief Executive Officer.

13.    Defendant James L. Freddo (“Freddo”) is, and has been since February 2014, a director of the Company.

14.    Defendant Alexander Casdin (“Casdin”) is, and has been since October 2013, a director of the Company.

15.    Defendant Steven L. Hoerter (“Hoerter”) is, and has been since December 2016, a director of the Company.

OTHER RELEVANT ENTITIES

16.    Roche is a Delaware Corporation with its principal executive offices located at F. Hoffmann-La Roche Ltd., CH-4070 Basel, Switzerland. Roche is a global pioneer in pharmaceuticals and diagnostics focused on advancing science to improve people’s lives.

17.    Merger Sub is a Delaware corporation and wholly-owned indirect subsidiary of Roche.

CLASS ACTION ALLEGATIONS

18.    Plaintiff brings this class action pursuant to Fed. R. Civ. P. 23 on behalf of himself and the other public stockholders of Ignyta (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendant.

19.    This action is properly maintainable as a class action because:

a.    The Class is so numerous that joinder of all members is impracticable. As of January 5, 2018, there were 67,656,026 shares of Ignyta common stock outstanding, held by hundreds to thousands of individuals and entities scattered throughout the country. The actual number of public stockholders of Ignyta will be ascertained through discovery;

b.    There are questions of law and fact that are common to the Class that predominate over any questions affecting only individual members, including the following:

i)	whether Defendants have misrepresented or omitted material information concerning the Proposed Transaction in the Recommendation Statement, in violation of Sections 14(e) and 14(d)(4) of the Exchange Act;

ii)	whether the Individual Defendants have violated Section 20(a) of the Exchange Act; and

iii)	whether Plaintiff and other members of the Class will suffer irreparable harm if compelled to tender their shares based on the materially incomplete and misleading Recommendation Statement.

c.    Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class;

d.    Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

e.    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class;

f.    Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole; and

g.    A class action is superior to other available methods for fairly and efficiently adjudicating the controversy.

SUBSTANTIVE ALLEGATIONS

I.	Roche’s Offer Price is Inadequate.

20.    Ignyta, incorporated on August 29, 2011, is a biotechnology company. The Company is focused on precision medicine in oncology. The Company is pursuing an integrated therapeutic (Rx) and companion diagnostic (Dx) strategy for treating cancer patients. The Company’s Rx efforts are focused on in-licensing or acquiring, then developing and commercializing molecularly targeted therapies that, sequentially or in combination, are foundational for eradicating residual disease. The Company’s Dx efforts focus on pairing these product candidates with biomarker-based companion diagnostics that are designed to identify, at the molecular level, the patients most likely to benefit from the therapies it develops. The Company’s pipeline includes various compounds, such as entrectinib, RXDX-105, taladegib and RXDX-106.

21.    Entrectinib is an orally bioavailable, central nervous system (CNS)-active, small molecule tyrosine kinase inhibitor directed to the tropomyosin receptor kinase (TRK) family of tyrosine kinase receptors (TRKA, TRKB and TRKC), ROS1 and anaplastic lymphoma kinase (ALK) proteins. RXDX-105 is an orally bioavailable, vascular endothelial growth factor receptor (VEGFR)-sparing, small molecule tyrosine kinase inhibitor of rearranged during transfection (RET). Taladegib is an orally bioavailable, small molecule hedgehog/smoothened antagonist. RXDX-106 is a pseudo-irreversible, small molecule inhibitor of TYRO3, AXL and MER (collectively TAM), and c-MET.

22.    Instead of focusing on maximizing stockholder value and obtaining the highest possible sale price for the Company, it appears that management and the Board were more concerned with the procession of the deal and their lucrative payouts that would result. As of April

28, 2017, the Company’s directors and executive officers owned approximately 13.08 percent of the outstanding shares. In addition, each outstanding Company stock option and restricted stock unit will become fully vested and converted into the right to receive cash payments in which the Company’s directors and executive officers stand to receive substantial payments. Moreover, if the Company’s directors or executive officers are terminated in connection with the Proposed Transaction, they will receive a substantial severance package.

23.    In fact, both of Ignyta’s financial advisors, BofA and J.P. Morgan have indicated that the value of Ignyta’s stock has substantially greater value than represented by the Merger Consideration in their fairness opinions. For example, J.P. Morgan’s Selected Transactions Analysis indicates a per share value range of $38.25 for the Company, which illustrates that each share of Ignyta stock has an inherent premium of approximately 140% over the $27.00 Merger Consideration. Similarly, BofA’s Selected Public Companies Analysis indicates a per share value range of $38.10 for the Company, which illustrates that each share of Ignyta stock has an inherent premium of approximately 140% over the $27.00 Merger Consideration, as well.

24.    In sum, the Offer Price appears to inadequately compensate Ignyta stockholders for their shares. Given the Company’s strong financial results and growth potential, it appears that $27.00 per share is not fair compensation for Ignyta stockholders. It is therefore imperative that Ignyta stockholders receive the material information that has been omitted from the Recommendation Statement, so that they can make a fully informed decision concerning whether to tender their shares.

II.	The Proposed Transaction

25.    On December 21, 2017, Ignyta issued a press release announcing the Proposed Transaction. The press release stated, in relevant part:

SAN DIEGO—(BUSINESS WIRE) — Roche (SIX: RO, ROG; OTCQX: RHHBY) and Ignyta, Inc. (NASDAQ: RXDX) today announced they have entered into a definitive merger agreement for Roche to fully acquire Ignyta at a price of US$ 27.00 per share in an all-cash transaction. This corresponds to a total transaction value of US$ 1.7 billion on a fully diluted basis. This price represents a premium of 74% to Ignyta’s closing price on 21 December 2017 and a premium of 71% and 89% to Ignyta’s 30-day and 90-day volume weighted average share price on 21 December 2017, respectively. The merger agreement has been unanimously approved by the boards of Ignyta and Roche.

Under the terms of the merger agreement, Roche will promptly commence a tender offer, to acquire all outstanding shares of Ignyta common stock, and Ignyta will file a recommendation statement containing the unanimous recommendation of the Ignyta board that Ignyta’s shareholders tender their shares to Roche.

Ignyta, based in San Diego, California, is focused on precision medicine in oncology aiming to test, identify, and treat patients with cancers harbouring specific rare mutations.

Ignyta’s lead molecule entrectinib is an orally bioavailable, CNS-active tyrosine kinase inhibitor being developed for tumours that harbor ROS1 or NTRK fusions. An ongoing pivotal phase 2 clinical trial will support, if successful, dual NDA submissions. Entrectinib targets tumours with one of two genetically defined gene rearrangements: ROS1 fusions in non-small cell lung cancer (NSCLC), and NTRK fusions across a broad range of solid tumours.

In the recently announced interim data including patients from the STARTRK-2 trial, in patients with ROS1 fusion-positive advanced NSCLC, entrectinib demonstrated a 78 percent (25 out of 32; by Investigator) and 69 percent (22 out of 32; by blinded independent central review, BICR) confirmed objective response rate (ORR). Entrectinib also showed a median duration of response of 28.6 months and median progression free survival of 29.6 months in this population, with 53 percent of patients remaining on study. Moreover, entrectinib showed 83 percent (5 out of 6 by BICR) confirmed intracranial ORR in patients with measurable brain metastases. Safety was consistent with previous studies of entrectinib. With over 200 patients treated at the recommended phase 2 dose, most adverse events (AEs) were Grade 1-2 and reversible, and only 3 percent of patients discontinued from the study due to treatment-related AEs. The program is tracking towards dual NDA submissions in NTRK tumour-agnostic and ROS1 NSCLC, if supported by clinical data, with an anticipated US commercial launch in both indications thereafter.

Commenting on the transaction, Daniel O’Day, CEO Roche Pharmaceuticals, said, “Cancer is a highly complex disease and many patients suffer from mutations which are difficult to detect and treat. The agreement with Ignyta builds on Roche’s strategy of fitting treatments to patients and will allow Roche to broaden and strengthen its oncology portfolio globally.”

Ignyta will continue its operations in San Diego and be responsible for the ongoing pivotal study of entrectinib to ensure this important medicine reaches patients without delay. Commenting on the transaction, Ignyta’s Chairman, CEO, and Co-Founder, Jonathan E. Lim, said, “Ignyta has been singularly focused on developing precisely targeted therapeutics guided by diagnostics for patients with rare cancers. We are excited that Roche, the global leader in both oncology and personalised healthcare, recognises this powerful approach and shares our passion for advancing entrectinib for the benefit of patients.”

Terms of the agreement

Under the terms of the merger agreement, Roche will promptly commence a tender offer to acquire all of the outstanding shares of Ignyta’s common stock at a price of US$ 27.00 per share in cash. The closing of the tender offer will be subject to a majority of Ignyta’s outstanding shares being tendered in the tender offer. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and other customary conditions.

Following completion of the tender offer, Roche will acquire all remaining shares at the same price of US$ 27.00 per share through a second step merger. The closing of the transaction is expected to take place in the first half of 2018.

III.	The Recommendation Statement Is Materially Incomplete and Misleading.

26.    On January 10, 2018, Defendants filed the Recommendation Statement with the SEC. The Recommendation Statement has been disseminated to the Company’s stockholders, and solicits the Company’s stockholders to tender their shares in the Tender Offer. The Individual Defendants were obligated to carefully review the Recommendation Statement before it was filed with the SEC and disseminated to the Company’s stockholders to ensure that it did not contain any material misrepresentations or omissions. However, the Recommendation Statement misrepresents and/or omits material information that is necessary for the Company’s stockholders to make an informed decision concerning whether to tender their shares, in violation of Sections 14(e), 14(d)(4), and 20(a) of the Exchange Act.

27.    First, the Recommendation Statement fails to provide material information concerning the Company’s financial projections. Specifically, the Recommendation Statement fails to disclose the breakdown of the unlevered free cash flow projections1 and its line items, both pre- and post-tax from NOLs, for years 2018 through 2032, for all financial projections prepared by management. Unlevered free cash flows are material to the Company’s stockholders. Indeed, investors are concerned, perhaps above all else, with the unlevered free cash flows of the companies in which they invest. Under sound corporate finance theory, the value of stock should be premised on the expected unlevered free cash flows of the corporation. Accordingly, the question that the Company’s stockholders need to assess in determining whether to vote in favor of the merger is clear – is the Merger Consideration fair compensation given the Ignyta’s expected unlevered free cash flows? Without unlevered free cash flow projections, the Company’s stockholders will not be able to answer this question and assess the fairness of the Merger Consideration.

28.    The Recommendation Statement provides several non-GAAP financial metrics, including Operating Income and Unlevered Free Cash Flow, but it fails to provide the necessary reconciliation of the non-GAAP projections to the most comparable GAAP measures.

29.    The omission of the above-referenced projections also renders the financial projections included on pages 40-41 of the Recommendation Statement materially incomplete and misleading. If a recommendation statement discloses financial projections and valuation information, such projections must be complete and accurate. The question here is not the duty to speak, but liability for not having spoken enough. With regard to future events, uncertain figures, and other so-called soft information, a company may choose silence or speech elaborated by the factual basis as then known—but it may not choose half-truths.

30.    With respect to BofA’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the following key components used in the analysis: (i) the inputs and assumptions underlying the calculation of the discount rate range of 12.25% to 16.25%; (ii) the

[1]	Unlevered free cash flows are used to determine a company’s enterprise value. The unlevered free cash flow allows investors to ascertain the operating value of a company independent of its capital structure. This provides a greater degree of analytical flexibility and allows for a clearer picture of the value of the company overall. For this reason, unlevered free cash flows are routinely used to value a company, especially in merger contexts.

inputs and assumption underlying the average cost of capital calculation; (iii) the inputs and assumptions underlying the calculation of net operating losses; and (iv) the estimated terminal values used for the perpetuity growth rate.

31.    With respect to J.P. Morgan’s Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the following key components used in the analysis: (i) the inputs and assumptions underlying the terminal values; (ii) the inputs and assumptions underlying the calculation of the discount rate range of 11.00% to 15.00%; (iii) the inputs and assumptions underlying the calculation of net operating losses and (iv) the inputs and assumption underlying the average cost of capital calculation.

32.    These key inputs are material to Ignyta’s stockholders, and their omission renders the summary of BofA’s Discounted Cash Flow Analysis and J.P. Morgan’s Discounted Cash Flow Analysis incomplete and misleading. As a highly-respected professor explained in one of the most thorough law review articles regarding the fundamental flaws with the valuation analyses bankers perform in support of fairness opinions, in a discounted cash flow analysis a banker takes management’s forecasts, and then makes several key choices “each of which can significantly affect the final valuation.” Steven M. Davidoff, Fairness Opinions, 55 Am. U.L. Rev. 1557, 1576 (2006). Such choices include “the appropriate discount rate, and the terminal value...” Id. As Professor Davidoff explains:

There is substantial leeway to determine each of these, and any change can markedly affect the discounted cash flow value. For example, a change in the discount rate by one percent on a stream of cash flows in the billions of dollars can change the discounted cash flow value by tens if not hundreds of millions of dollars..This issue arises not only with a discounted cash flow analysis, but with each of the other valuation techniques. This dazzling variability makes it difficult to rely, compare, or analyze the valuations underlying a fairness opinion unless full disclosure is made of the various inputs in the valuation process, the weight assigned for each, and the rationale underlying these choices. The substantial discretion and lack of guidelines and standards also makes the process vulnerable to manipulation to arrive at the “right” answer for fairness. This raises a further dilemma in light of the conflicted nature of the investment banks who often provide these opinions.

Id. at 1577-78.

33.    With respect to BofA’s Selected Companies and Selected Transactions Analyses, the Recommendation Statement fails to disclose the individual multiples BofA calculated for each of the companies and transactions used. A fair summary of these analyses requires the disclosure of the individual multiples for each transaction utilized. Merely providing the range that a banker applied to render the Implied Value Per Share is insufficient, as stockholders are unable to assess whether the banker applied appropriate multiples, or, instead, applied unreasonably low multiples in order to drive down the implied valuation of the Company. The omission of the individual multiples renders the summary of this analysis set forth on pages 28-30 of the Recommendation Statement materially incomplete and misleading.

34.    With respect to J.P. Morgan’s Public Trading Multiples Analysis, the Recommendation Statement fails to disclose the following key components used in the analysis: (i) the individual multiples J.P. Morgan calculated for each of the companies; and (ii) the inputs and assumption J.P. Morgan used to determine analogous companies. The omission of the individual multiples renders the summary of this analysis set forth on pages 35-36 of the Recommendation Statement materially incomplete and misleading.

35.    In sum, the omission of the above-referenced information renders statements in the Recommendation Statement materially incomplete and misleading in contravention of the Exchange Act. Absent disclosure of the foregoing material information prior to the expiration of the Tender Offer, Plaintiff and the other members of the Class will be unable to make a fully-informed decision regarding whether to tender their shares, and they are thus threatened with irreparable harm, warranting the injunctive relief sought herein.

COUNT I

(Against All Defendants for Violation of Section 14(e) of the Exchange Act)

36.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

37.    Section 14(e) of the Exchange Act provides that it is unlawful “for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading...” 15 U.S.C. §78n(e).

38.    Defendants have issued the Recommendation Statement with the intention of soliciting Ignyta stockholders to tender their shares. Each of the Defendants reviewed and authorized the dissemination of the Recommendation Statement, which fails to provide material information regarding Ignyta’s financial projections and the valuation analyses performed by BofA.

39.    In so doing, Defendants made untrue statements of fact and/or omitted material facts necessary to make the statements made not misleading. Each of the Individual Defendants, by virtue of their roles as officers and/or directors, were aware of the omitted information but failed to disclose such information, in violation of Section 14(e). The Individual Defendants were therefore reckless, as they had reasonable grounds to believe material facts existed that were misstated or omitted from the Recommendation Statement, but nonetheless failed to obtain and disclose such information to stockholders although they could have done so without extraordinary effort.

40.    The Individual Defendants were privy to and had knowledge of the projections for the Company and the details concerning BofA’s valuation analyses. The Individual Defendants were reckless in choosing to omit material information from the Recommendation Statement, despite the fact that such information could have been disclosed without unreasonable efforts.

41.    The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision regarding whether to tender their shares if such misrepresentations and omissions are not corrected prior to the Expiration Date. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT II

(Against all Defendants for Violations of Section 14(d)(4) of the Exchange Act and

SEC Rule 14d-9,17 C.F.R. § 240.14d-9)

42.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

43.    Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers. Specifically, Section 14(d)(4) provides that:

Any solicitation or recommendation to the holders of such a security to accept or reject a tender offer or request or invitation for tenders shall be made in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

44.    SEC Rule 14d-9(d), which was adopted to implement Section 14(d)(4) of the Exchange Act, provides that:

Information required in solicitation or recommendation. Any solicitation or recommendation to holders of a class of securities referred to in section 14(d)(1) of the Act with respect to a tender offer for such securities shall include the name of the person making such solicitation or recommendation and the information required by Items 1 through 8 of Schedule 14D-9 (§ 240.14d-101) or a fair and adequate summary thereof.

45.    In accordance with Rule 14d-9, Item 8 of a Schedule 14D-9 requires a Company’s directors to:

Furnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading.

46.    The Recommendation Statement violates Section 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which omissions render the Recommendation Statement false and/or misleading.

47.    Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, Defendants undoubtedly reviewed the omitted material information in connection with approving the Proposed Transaction.

48.    The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff and the Class, who will be deprived of their right to make an informed decision regarding whether to tender their shares if such misrepresentations and omissions are not corrected prior to the Expiration Date. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT III

(Against the Individual Defendants for Violations of Section 20(a) of the Exchange Act)

49.    Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

50.    The Individual Defendants acted as controlling persons of Ignyta within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Ignyta, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the incomplete and misleading statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that Plaintiff contends are materially incomplete and misleading.

51.    Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement by Plaintiff to be misleading prior to the date the Recommendation Statement was issued, and had the ability to prevent the issuance of the false and misleading statements or cause the statements to be corrected.

52.    In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the Exchange Act violations alleged herein, and exercised the same. The Recommendation Statement at issue contains the unanimous recommendation of each of the Individual Defendants that stockholders tender their shares in the Tender Offer. They were thus directly involved in preparing this document.

53.    In addition, as the Recommendation Statement sets forth, and as described herein, the Individual Defendants were involved in negotiating, reviewing, and approving the merger agreement. The Recommendation Statement purports to describe the various issues and information that the Individual Defendants reviewed and considered. The Individual Defendants participated in drafting and/or gave their input on the content of those descriptions.

54.    By virtue of the foregoing, the Individual Defendants have violated Section 20(a) of the Exchange Act.

55.    As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(e), 14(d)(4) and Rule 14d-9 by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Individual Defendants’ conduct, Plaintiff and the Class will be irreparably harmed.

56.    Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

RELIEF REQUESTED

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against the Defendants jointly and severally, as follows:

A.    Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and his counsel as Class Counsel;

B.    Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction, unless and until Defendants disclose the material information identified above which has been omitted from the Recommendation Statement;

C.    Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.    Directing the Defendants to account to Plaintiff and the Class for all damages suffered as a result of their wrongdoing;

E.    Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and expert fees and expenses; and

F.    Granting such other and further equitable relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury. DATED: January 22, 2018	Respectfully submitted, /s/ David E. Bower David E. Bower

OF COUNSEL

MONTEVERDE & ASSOCIATES PC

Juan E. Monteverde

The Empire State Building

350 Fifth Avenue, Suite 4405

New York, New York 10118

Tel: 212-971-1341

Fax: 212-202-7880

Email: jmonteverde@monteverdelaw.com

Counsel for Plaintiff

David E. Bower SBN 119546

MONTEVERDE & ASSOCIATES PC

600 Corporate Pointe, Suite 1170

Culver City, CA 90230

Tel: (310) 446-6652

Fax: (212) 202-7880

Email: dbower@monteverdelaw.com

Counsel for Plaintiff

CERTIFICATION OF PROPOSED LEAD PLAINTIFF

I, EDILBERTO DIAZ (“Plaintiff”), declare, as to the claims asserted under the federal securities laws, that:

1.	Plaintiff has reviewed a draft of the complaint and has authorized the filing of a complaint substantially similar to the one reviewed.

2.	Plaintiff selects Monteverde & Associates PC and any firm with which it affiliates for the purpose of prosecuting this action as my counsel for purposes of prosecuting my claim against defendants.

3.	Plaintiff did not purchase the security that is the subject of the complaint at the direction of Plaintiff’s counsel or in order to participate in any private action arising under the federal securities laws.

4.	Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

5.	Plaintiff sets forth in the attached chart all the transactions in the security that is the subject of the complaint during the class period specified in the complaint.

6.	In the past three years, Plaintiff has not sought to serve nor has served as a representative party on behalf of a class in an action filed under the federal securities laws, unless otherwise specified below.

7.	Plaintiff will not accept any payment for serving as a representative party on behalf of a class beyond Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the Class as ordered or approved by the Court.

I declare under penalty of perjury under the laws of the United States that the foregoing information is correct to the best of my knowledge.

Signed this 22 day of January, 2018

/s/ Edilberto Diaz
Signature

Company Name/Ticker	Transaction (Purchase or Sale)	Trade Date	Quantity
IGNYTA INC.	Purchase	DEC 27 2017	16@ $26.80 USD.